SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Essent Group Ltd.

(Name of Issuer)

Common Shares, Par Value $0.015 Per Share

(Title of Class of Securities)

G3198U102

(CUSIP Number)

PBRA (Cayman) Company

c/o Pine Brook Road Partners, LLC

60 East 42nd Street, 50th Floor

New York, NY 10165

(212) 847-4335

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Michael Groll, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

November 5, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G3198U102

1	Names of Reporting Persons PBRA (Cayman) Company

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 15,597,726

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 15,597,726

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,597,726

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 18.03%*

14	Type of Reporting Person (See Instructions) OO

* Calculated based on 86,494,673 common shares outstanding immediately following the consummation of the issuer’s initial public offering, including the exercise of the underwriters’ option to purchase additional shares, according to the prospectus filed by the issuer with the U.S. Securities Exchange Commission (“SEC”) on November 1, 2013 pursuant to Rule 424(b) of the Securities Act of 1933, as amended (the “Securities Act”).

SCHEDULE 13D

CUSIP No. G3198U102

1	Names of Reporting Persons Essent Intermediate, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 12,063,295

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 12,063,295

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,063,295

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 13.95%*

14	Type of Reporting Person (See Instructions) PN

* Calculated based on 86,494,673 common shares outstanding immediately following the consummation of the issuer’s initial public offering, including the exercise of the underwriters’ option to purchase additional shares, according to the prospectus filed by the issuer with the SEC on November 1, 2013 pursuant to Rule 424(b) of the Securities Act.

SCHEDULE 13D

CUSIP No. G3198U102

1	Names of Reporting Persons Pine Brook Essent Co-Invest, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 3,534,431

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 3,534,431

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,534,431

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.09%*

14	Type of Reporting Person (See Instructions) PN

* Calculated based on 86,494,673 common shares outstanding immediately following the consummation of the issuer’s initial public offering, including the exercise of the underwriters’ option to purchase additional shares, according to the prospectus filed by the issuer with the SEC on November 1, 2013 pursuant to Rule 424(b) of the Securities Act.

Item 1.                                                         Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common shares, par value $0.015 per share (“Common Stock”), of Essent Group Ltd., a Bermuda company (the “Company”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The address of the principal executive offices of the Company is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

Item 2.                                                         Identity and Background.

(a)                                 This Schedule 13D is being filed on behalf of Essent Intermediate, L.P., a Cayman Islands exempted limited partnership (“Essent Intermediate”), Pine Brook Essent Co-Invest, L.P., a Cayman Islands exempted limited partnership (“Essent Co-Invest”) and PBRA (Cayman) Company, a Cayman Islands exempted company and the general partner of each of Essent Intermediate and Essent Co-Invest (“PBRA”) (each of the foregoing, a “Reporting Person”, and collectively, the “Reporting Persons”). The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 1.

(b)                                 The address of the principal office of the Reporting Persons is c/o Pine Brook Road Partners, LLC, 60 East 42nd Street, 50th Floor, New York, NY 10165. The members and directors of PBRA, and their respective business addresses, are set forth on Schedule I hereto, which is incorporated herein by reference.

(c)                                  The principal business of Essent Intermediate and Essent Co-Invest is to invest in the equity securities of the Company. The principal business of PBRA is to act as general partner to, and exercise investment discretion over securities held by, Essent Intermediate, Essent Co-Invest and certain other entities.  The principal occupation of each of the members and directors of PBRA is set forth on Schedule I hereto, which is incorporated herein by reference.

(d)                                 During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the members and directors named on Schedule I, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the members and directors named on Schedule I, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                  Each of PBRA, Essent Intermediate and Essent Co-Invest is organized under the laws of the Cayman Islands.  Except as otherwise indicated on Schedule I, each of the individuals referred to on Schedule I hereto is a citizen of the United States of America.

Item 3.                                                         Source and Amount of Funds or Other Consideration.

On November 5, 2013, Essent Intermediate purchased 500,000 shares of Common Stock in the Company’s initial public offering for $17.00 per share, which was the same price as the price to the public, for an aggregate purchase price of $8,500,000.

In addition, Essent Intermediate and Essent Co-Invest acquired 11,563,295 and 3,534,431 shares of Common Stock, respectively, upon the automatic conversion immediately prior to the consummation of the Company’s initial public offering of their Class A Common Shares, in accordance with the Subscription Agreement (as described in further detail in Item 4 below).

All of the funds required to acquire the Common Stock were furnished from the working capital of Essent Intermediate and Essent Co-Invest, respectively.

Item 4.                                                         Purpose of Transaction.

The acquisition by Essent Intermediate and Essent Co-Invest of the Common Stock was effected because of the belief of the Reporting Persons that the Common Stock represented, and continues to represent, an attractive investment.  The Reporting Persons intend to review their investment in the Company on a continuing basis and will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock and other securities of the Company, if any, the Company’s financial position, operations, assets, prospects, strategic direction and business and other developments affecting the Company and its subsidiaries, the Company’s management, board of directors, Company-related competitive and strategic matters, conditions in the securities and financial markets, tax considerations, general market, economic and industry conditions, other investment and business opportunities available to the Reporting Persons and other factors considered relevant.  Subject to any limitations otherwise disclosed in this Item 4, the Reporting Persons may from time to time take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, (i) acquiring additional shares or disposing of some or all of their shares of Common Stock (or other securities of the Company) or engaging in discussions with the Company and its subsidiaries concerning future transactions with the Company and its subsidiaries, including, without limitation, extraordinary corporate transactions and acquisitions or dispositions of shares of capital stock or other securities of the Company or any subsidiary thereof, (ii) changing their current intentions with respect to any or all matters referred to in this Item 4 and (iii) engaging in hedging, derivative or similar transactions with respect to any securities of the Company.  Any acquisition or disposition of the Company’s securities may be made by means of open-market purchases or dispositions, privately negotiated transactions, direct acquisitions from or dispositions to the Company or a subsidiary thereof or otherwise.

As part of the Reporting Persons’ continuing evaluation of, and preservation of the value of, their investment in the Common Stock or other securities of the Company, the Reporting Persons may from time to time engage in discussions with, respond to inquiries from or make proposals to various persons, including, without limitation, the Company’s management, the board of directors, existing or potential strategic partners of the Company, other shareholders, industry analysts and other relevant parties concerning matters with respect to the Company and the Reporting Persons’ investment in the Common Stock and other securities of the Company, including, without limitation, the business, operations, prospects, governance, management, strategy and the future plans of the Company.

On February 6, 2009, Essent Intermediate entered into a Class A Common Share Subscription Agreement with the Company and other investors named therein, which was amended and restated on March 25, 2010 (the “Subscription Agreement”). In connection with the Subscription Agreement, Essent Intermediate also entered into a shareholders agreement (the “Original Shareholders Agreement”) and a registration rights agreement (the “Original Registration Rights Agreement”) with the Company and the other investors named therein, among other ancillary agreements which no longer have any force or effect.  Between February 6, 2009 and June 24, 2013, (i) Essent Intermediate acquired 8,398,278.99 Class A Common Shares for an aggregate purchase price of $83,982,790, (ii) Essent Co-Invest acquired 2,555,997.90 Class A Common Shares for an aggregate purchase price of $83,982,790.

In connection with the Company’s initial public offering, all of the Company’s directors, officers and shareholders, including Essent Intermediate and Essent Co-Invest, entered into lock-up agreements dated as of September 30, 2013 (the “Lock-Up Agreements”). In addition, the Original Shareholders Agreement terminated upon consummation of the Company’s initial public offering and Essent Intermediate and Essent Co-Invest entered into a new shareholders agreement with the Company (the “Shareholders Agreement”).  Furthermore, the Original Registration Rights Agreement was amended and restated on October 3, 2013 (the “Registration Rights Agreement”).

The following summaries of the Subscription Agreement, the Shareholders Agreement, the Registration Rights Agreement and the Lock-Up Agreements are not intended to be complete.  The  Subscription Agreement, the Shareholders Agreement, the Registration Rights Agreement and the Lock-Up Agreements, copies of which are attached hereto as Exhibit 2, 3, 4 and 5, respectively, are incorporated herein by reference and the following summaries are qualified in their entirety by reference thereto.  This Schedule 13D does not purport to amend, qualify or in any way modify such agreements.

Subscription Agreement

Pursuant to the Subscription Agreement, the Company agreed to issue and sell, and each investor party thereto, including Essent Intermediate and Essent Co-Invest, agreed to purchase from the Company, up to a fixed number of Class A Common Shares from time to time.  At the initial closing on February 6, 2009, Essent Intermediate purchased 289,461 shares for an aggregate purchase price of $2,894,610.  In addition, in accordance with the Subscription Agreement, the shareholders were obligated to pay draws requested by the Company under certain enumerated circumstances up to their individual funding commitment in exchange for additional Class A Common Shares. Any shareholder who declined or otherwise failed to fund its pro rata share of the draw forfeited certain rights under the Subscription Agreement and related documents. Prior to the Company’s initial public offering, Essent Intermediate and Essent Co-Invest had 8,398,278.99 and 2,555,997.90 Class A Common Shares, respectively. The Company’s right to make draws terminated upon the consummation of its initial public offering. However, certain indemnification and other covenants survived.

Shareholders Agreement

As noted above, the Original Shareholders Agreement entered into in connection with the Subscription Agreement terminated upon the Company’s initial public offering.

On November 5, 2013, in connection with the consummation of the Company’s initial public offering, the Company, Essent Intermediate and Essent Co-Invest entered into the Shareholders Agreement. Under the terms of the Shareholders Agreement, Essent Intermediate and Essent Co-Invest collectively have the right to designate one individual to be nominated by the Company to serve on the board of directors (the “Board Designee”) for so long as they and their affiliates collectively beneficially own Common Stock representing 35% or more of the total Common Stock held by Essent Intermediate and Essent Co-Invest immediately following the consummation of the initial public offering.

As of the date hereof, William Spiegel has been designated as the Board Designee of Essent Intermediate and Essent Co-Invest.  In addition, Robert Glanville, a designee originally appointed by Essent Intermediate under the Original Shareholders Agreement, remains a director of the Company as of the date hereof.

Registration Rights Agreement

As noted above, on October 3, 2013, the Company and the investors named therein, including Essent Intermediate and Essent Co-Invest, entered into the Registration Rights Agreement.

The Registration Rights Agreement provides for demand registration rights for Essent Intermediate and Essent Co-Invest that will require the Company to, upon the request of Essent Intermediate and Essent Co-Invest, register its shares of Common Stock with the U.S. Securities Exchange Commission (the “SEC”) and permit Essent Intermediate and Essent Co-Invest to sell such registered shares of Common Stock to the public, subject to specified conditions therein and a maximum of three such demand registrations.  Furthermore, pursuant to the Registration Rights Agreement and subject to specified conditions therein, if the Company proposes to register any of its securities on a form that may include registrable shares held by Essent Intermediate and Essent Co-Invest, Essent Intermediate and Essent Co-Invest will have the right to request that all or any part of its registrable shares be included in the registration. The rights under the Registration Rights Agreement continue until such date on which Essent Intermediate and Essent Co-Invest and/or their affiliates cease to hold any registrable shares of Common Stock.

Lock-Up Agreements

In connection with the Company’s initial public offering, each of Essent Intermediate and Essent Co-Invest have entered into Lock-Up Agreements, pursuant to which they agreed, subject to certain exceptions, without the prior written consent of Goldman, Sachs & Co. and J.P. Morgan Securities LLC, they will not, directly or indirectly, for a period of 180 days after the Company’s initial public offering, offer, pledge, sell, contract to sell or otherwise transfer or dispose of any shares of the Common Stock or any other securities convertible into or exercisable or exchangeable for the Common Stock.

Additional Disclosure

Except as set forth herein, none of the Reporting Persons has any plans or proposals that relate to or would result in: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (b) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (c) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of the directors or to fill any existing vacancies on the board; (d) any material change in the present capitalization or dividend policy of the Company; (e) any other material change in the Company’s business or corporate structure; (f) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (g) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (i) any action similar to any of those enumerated above.

Item 5.                                                         Interest in Securities of the Issuer.

(a)                                 As of November 5, 2013, Essent Intermediate may be deemed to beneficially own 12,063,295 shares of Common Stock, representing 13.95% of the outstanding shares of Common Stock (based on 86,494,673 shares outstanding immediately following the consummation of the Company’s initial public offering, including the exercise of the underwriters’ option to purchase additional shares, as reflected in the prospectus filed with the SEC on November 1, 2013 pursuant to Rule 424(b) of the Securities Act of 1933, as amended (the “Securities Act”)).  As of November 5, 2013, Essent Co-Invest may be deemed to beneficially own 3,534,431 shares of Common Stock, representing 4.09% of the outstanding shares of Common Stock (based on 86,494,673 shares outstanding immediately following the consummation of the Company’s initial public offering, including the exercise of the underwriters’ option to purchase additional shares, as reflected in the prospectus filed with the SEC on November 1, 2013 pursuant to Rule 424(b) of the Securities Act).  As of November 5, 2013, PBRA, as general partner of Essent Intermediate and Essent Co-Invest, may be deemed to beneficially own 15,597,726 shares of Common Stock, representing 18.03% of the outstanding shares of Common Stock (based on 86,494,673 shares outstanding immediately following the consummation of the Company’s initial public offering, including the exercise of the underwriters’ option to purchase additional shares, as reflected in the prospectus filed with the SEC on November 1, 2013 pursuant to Rule

424(b) of the Securities Act).  The Reporting Persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or a group.

(b)                                 Each of the Reporting Persons shares the power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock it may be deemed to beneficially own as described in Item 5(a) above.

(c)                                  As set forth above, Essent Intermediate and Essent Co-Invest acquired 8,398,278.99 and 2,555,997.90 Class A Common Shares, respectively, between February 6, 2009 and June 24, 2013 pursuant to the Subscription Agreement, which automatically converted into 11,563,295 and 3,534,431 shares of Common Stock, respectively, immediately prior to the consummation of the Company’s initial public offering on November 5, 2013. In addition, on November 5, 2013, Essent Intermediate purchased 500,000 shares of Common Stock in the Company’s initial public offering for $17.00 per share, which was the same price as the price to the public, for an aggregate purchase price of $8,500,000.

(d)                                 Except as set forth in this Item 5 and for persons referred to in Item 2 above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(e)                                  Not applicable.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement on November 12, 2013 with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto (the “Joint Filing Agreement”).  The Joint Filing Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

As described in Item 4 hereto, (i) Essent Intermediate, and the other investors named therein, and the Company entered into the Subscription Agreement, (ii) Essent Intermediate, Essent Co-Invest and the Company entered into the Shareholders Agreement, (iii) Essent Intermediate, Essent Co-Invest, and the other investors named therein, and the Company have entered into the Registration Rights Agreement and (iv) Essent Intermediate and Essent Co-Invest, as well as the Company and each director, officer and shareholder of the Company, have entered into the Lock-Up Agreements.  The information set forth in Item 4 with respect to the Subscription Agreement, Shareholders Agreement, the Registration Rights Agreement and the Lock-Up Agreements is incorporated into this Item 6 by reference.

Item 7.                                                         Material to be Filed as Exhibits.

Exhibit 1.	Joint Filing Agreement, dated as of November 12, 2013, by and among PBRA (Cayman) Company, Essent Intermediate, L.P. and Pine Brook Essent Co-Invest, L.P.

Exhibit 2.

Amended and Restated Subscription Agreement, dated as of March 25, 2010, by and among Essent Group Ltd., Essent Intermediate, L.P., and the other investors named therein (incorporated by reference to Exhibit 10.1 of the Company’s Registration Statement on Form S-1 filed with the SEC on September 16, 2013).

Exhibit 3.	Shareholders Agreement, dated as of November 5, 2013, by and among Essent Group Ltd., Essent Intermediate, L.P. and Pine Brook Essent Co-Invest, L.P.

Exhibit 4.

Second Amended and Restated Registration Rights Agreement, dated as of October 3, 2013, by and among Essent Group Ltd., Essent Intermediate, L.P., and the other investors named therein (incorporated by reference to Exhibit 4.5 of the Company’s Registration Statement on Form S-1/A filed with the SEC on October 3, 2013).

Exhibit 5.	Form of Lock-Up Agreement (incorporated by referenced to Exhibit 1.1 of the Company’s Registration Statement on Form S-1/A filed with the SEC on October 21, 2013).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2013	PBRA (CAYMAN) COMPANY

	By:	/s/ Joseph Gantz
Name: Joseph Gantz
Title: Director

Dated: November 12, 2013	ESSENT INTERMEDIATE, L.P.

By: PBRA (CAYMAN) COMPANY, its general partner

	By:	/s/ Joseph Gantz
Name: Joseph Gantz
Title: Director

Dated: November 12, 2013	PINE BROOK ESSENT CO-INVEST, L.P.

By: PBRA (CAYMAN) COMPANY, its general partner

	By:	/s/ Joseph Gantz
Name: Joseph Gantz
Title: Director

SCHEDULE 1

Set forth below are the name, position and present principal occupation of each of the members and directors of PBRA (Cayman) Company (“PBRA”).  The business address of each of such persons is c/o Pine Brook Road Partners, LLC, 60 East 42nd Street, 50th Floor, New York, NY 10165 and, except as indicated below, each of such persons is a citizen of the United States.

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH PBRA
Howard Newman	Member of PBRA, Director of PBRA, President of Pine Brook Road Advisors, LP
William Spiegel*	Member of PBRA, Director of PBRA, Executive Vice President of Pine Brook Road Advisors, LP
Joseph Gantz	Member of PBRA, Director of PBRA, Executive Vice President and Secretary of Pine Brook Road Advisors, LP
Michael McMahon	Member of PBRA, Director of PBRA, Executive Vice President of Pine Brook Road Advisors, LP
Robert Glanville	Member of PBRA, Director of PBRA, Executive Vice President of Pine Brook Road Advisors, LP
Arnie Chavkin	Member of PBRA, Executive Vice President of Pine Brook Road Advisors, LP
Oliver Goldstein	Member of PBRA, Executive Vice President of Pine Brook Road Advisors, LP
Andre Burba	Member of PBRA, Executive Vice President of Pine Brook Road Advisors, LP
Rob Jackowitz	Member of PBRA, Executive Vice President and Treasurer of Pine Brook Road Advisors, LP
Richard Aube	Member of PBRA, Executive Vice President of Pine Brook Road Advisors, LP
Craig Jarchow	Member of PBRA, Executive Vice President of Pine Brook Road Advisors, LP

* William Spiegel is a Canadian citizen.